UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 28, 2025, VinFast Auto Ltd. (the “Company”) announced its preliminary global delivery results for the first quarter of 2025. In addition, the Company announced the release date for its first quarter 2025 financial results. A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in Exhibit 99.1 of this report on Form 6-K relating to the Company’s first quarter 2025 global vehicle delivery results shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release, dated April 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 28, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director